SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 Qnective, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   74732G 10 4
                                 (CUSIP Number)

                                Mr. Oswald Ortiz
                                 Qnective, Inc.
                          c/o Qnective (Switzerland) AG
                          Thurgauerstrasse 54, CH-8050
                               Zurich, Switzerland
                            Telephone +41-44-307-5020
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  May 26, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 74732G 10 4

1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oswald
         Ortiz

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a)__
         (b)__

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)


5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION Spain

         NUMBER OF                           7)    SOLE VOTING POWER
         SHARES                                    30,550,000
         BENEFICIALLY                        8)    SHARED VOTING POWER
         OWNED BY                                  0
         EACH                                9)    SOLE DISPOSITIVE POWER
         REPORTING                                 30,550,000 (1)
         PERSON WITH                         10)   SHARED DISPOSITIVE POWER
                                                   0

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,550,000

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         46.7%(2)

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

         (1) Sole dispositive power with respect to 14,816,750 in all circumstances, and sole dispositive power with respect to an additional 15,733,250 solely in connection with a sale of the shares in connection with a sale of the Issuer. See Item 6.

         (2) Based on 65,406,249 shares outstanding at May 1, 2009, as disclosed by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2009.

                                  SCHEDULE 13D
CUSIP No. 74732G 10 4

1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tan
         Siekmann

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a)__
         (b)__

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)


5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

         NUMBER OF                           7)    SOLE VOTING POWER
         SHARES                                    0
         BENEFICIALLY                        8)    SHARED VOTING POWER
         OWNED BY                                  0
         EACH                                9)    SOLE DISPOSITIVE POWER
         REPORTING                                 10,508,834(1)
         PERSON WITH                         10)   SHARED DISPOSITIVE POWER
                                                   0

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,508,834

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.1%(2)

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

         (1) Except in connection with a sale of the shares in connection with a sale of the Issuer. See Item 6.

         (2) Based on 65,406,249 shares outstanding at May 1, 2009, as disclosed by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2009.

                                  SCHEDULE 13D
CUSIP No. 74732G 10 4

1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stefan Schraps

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a)__
         (b)__

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS) PF

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

         NUMBER OF                           7)    SOLE VOTING POWER
         SHARES                                    0
         BENEFICIALLY                        8)    SHARED VOTING POWER
         OWNED BY                                  0
         EACH                                9)    SOLE DISPOSITIVE POWER
         REPORTING                                 5,224,416(1)
         PERSON WITH                         10)   SHARED DISPOSITIVE POWER
                                                   0

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,224,416

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.0%(2)

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

         (1) Except in connection with a sale of the shares in connection with a sale of the Issuer. See Item 6.

         (2) Based on 65,406,249 shares outstanding at May 1, 2009, as disclosed by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2009.

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

Oswald Ortiz ("Ortiz"), Tan Siekmann ("Siekmann") and Stefan Schraps ("Schraps") hereby amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission on March 26, 2009.

This Schedule relates to the common stock, par value $.001 per share (the "Common Stock"), of Qnective, Inc., a Nevada corporation (the "Company").

"Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule is hereby amended by adding the following text as the last paragraph thereof:

On May 26, 2009 Siekmann sold 4,307,916 shares of Common Stock to Schraps for a purchase price of $.10 per share or an aggregate purchase price of $430,791.60. Mr. Schraps used his personal funds to purchase such 4,307,916 shares of Common Stock."

"Item 5.  Interest in Securities of the Issuer.

Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

"(a) Ortiz beneficially owns (as defined by Rule 13d-3 under the Act) 30,550,000 shares, or 46.7% of the shares, of Common Stock outstanding as of May 1, 2009. Siekmann beneficially owns (as defined by Rule 13d-3 under the Act) 10,508,834 shares, or 16.1% of the shares, of Common Stock outstanding as of May 1, 2009. Schraps beneficially owns (as defined by Rule 13d-3 under the Act) 5,224,416 shares, or 8.0% of the shares, of Common Stock outstanding as of May 1, 2009."

Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

"(b) Ortiz has sole power to vote or to direct the vote of 30,550,000 shares of Common Stock. Ortiz has sole power to dispose or direct the disposition of 14,816,750 shares, and sole power to direct the disposition of an additional 15,733,250 shares in connection with a sale of the Issuer. Siekmann has no power to vote or direct the vote of any shares of Common Stock, and sole power to dispose or to direct the disposition of 10,508,834 shares of Common Stock, except in connection with a sale of the Issuer. Schraps has no power to vote or direct the vote of any shares of Common Stock, and sole power to dispose or direct the disposition of 5,224,416 shares of Common Stock, except in connection with a sale of the Issuer. See Item 6."

"Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

"(c) Except for sale by Siekmann to Schraps of 4,307,916 shares of Common Stock on May 26, 2009, none of Ortiz, Siekmann or Schraps effected any transaction in the Common Stock during the past sixty (60) days."

"Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule is hereby amended by adding the following text as the last paragraph thereof:

"Pursuant to a Stock Purchase Agreement, dated as of May 26, 2009, by and between Siekmann and Schraps (the "Purchase Agreement"), Siekmann sold 4,307,916 shares of Common Stock to Schraps for an aggregate purchase price of $430,791.60."

The foregoing summary is qualified in its entirety by the full text of the Purchase Agreement, filed as an exhibit to this Schedule."

"Item 7.  Material To Be Filed As Exhibits.

Item 7 of the Schedule is hereby amended by adding the following exhibit:

         "Exhibit 5 Stock Purchase Agreement, dated as of May 26, 2009, by and between Tan Siekmann and Stefan Schraps."














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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 2009


                                /s/ Oswald Ortiz
                                ----------------
                                Oswald Ortiz

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 2009

                                /s/ Tan Siekmann
                                ----------------
                                Tan Siekmann

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 2009

                                /s/ Stefan Schraps
                                ------------------
                                Stefan Schraps

                                  EXHIBIT INDEX



Exhibit 5 Stock Purchase Agreement, dated as of May 26, 2009, by and between Tan Siekmann and Stefan Schraps.

                            STOCK PURCHASE AGREEMENT


      THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of May 26th, 2009, by and between Tan Siekmann ("Seller"), and Stefan Schraps ("Buyer").

                                    RECITALS


      A. Seller owns 4,307,916 shares of common stock, $0.001 par value per share (the "Shares") of Qnective, Inc., a Nevada corporation (the "Company").

      B. Seller desires to sell to Buyer the Shares.

      C. Buyer desires to purchase the Shares from Seller.


      NOW, THEREFORE, subject to the terms and conditions set forth herein and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

      1. Purchase and Sale of Shares.

      1.1 At the Closing (as defined herein), Seller shall sell and transfer to Buyer, and Buyer shall purchase from Seller, the Shares. Concurrently therewith, Seller shall deliver to Buyer a certificate evidencing its shares duly endorsed for transfer to Buyer or accompanied by a stock power (and Buyer shall acknowledge receipt thereof). Buyer shall deliver to Seller the Purchase Price (as defined herein) for the Shares as provided herein (and Seller shall acknowledge receipt thereof).

      1.2 The aggregate purchase price (the "Purchase Price") for the Shares shall be equal to USD 430,791.60 payable in cash.

      2. Closing.

      The purchase and sale of the Shares shall be consummated by delivery to Buyer of a certificate for the Shares duly endorsed (or accompanied by a stock power) and payment by Buyer of the Purchase Price for the Shares. The time and date of delivery and payment is herein called the "Closing".

      3. Representations and Warranties of Seller.

      Seller makes the following representations and warranties to the Company and Buyer:

      3.1 Authorization of Agreement. Seller has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller and (assuming the due authorization, execution and delivery by the other party hereto) this Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

      3.2 No General Solicitation; Regulation S. Neither Seller, nor any of his affiliates has either directly or indirectly, including through a broker or finder: (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Shares. No directed selling efforts were made in the United States by Seller, an affiliate of Seller, or any person acting on his behalf.

      3.3 Title; Consents. The Shares are held by Seller free and clear of all liens, encumbrances, security agreements, options, charges and restrictions, except for the Voting Agreement dated as of October 1, 2008, to which Buyer is a party. All authorizations, consents and approvals necessary for the execution and delivery of this Agreement and the sale and transfer of the Shares hereunder have been obtained.

      4. Representations and Warranties of Buyer.

      Buyer makes the following representations and warranties to the Company and Seller:

      4.1 Authorization of Agreement. Buyer has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer and (assuming the due authorization, execution and delivery by the other party hereto) this Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

      4.2 Investment Information. Buyer is purchasing the Shares for his own account, for investment purposes and not with a view to the distribution thereof. Buyer will not, directly or indirectly, offer, transfer, sell, assign, pledge, hypothecate or otherwise dispose of any of the Shares (or solicit any offers to buy, purchase, or otherwise acquire any of the Shares), except in compliance with the Securities Act of 1933.

      4.3 Accredited Investor. Buyer is an "accredited investor" (as that term is defined in Rule 501 of Regulation D under the Securities Act of 1933) and by reason of his business and financial experience, has such knowledge, sophistication and experience in business and financial matters as to be capable of evaluating the merits and risks of the prospective investment.

      4.4 Regulation S. Buyer is not a U.S. person (as defined in Regulation under the Securities Act of 1933), and the offer and sale of the Shares was made in an offshore transaction.

      4.5 No Registration. Buyer understands that the Shares have not been, and will not be, registered under the Securities Act. Buyer understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, Buyer must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

      4.6 Brokers. No broker or finder acting on behalf of Buyer brought about the consummation of the transactions contemplated pursuant to this Agreement and Buyer has no obligations to any Person in respect of any finder's or brokerage fees (or any similar obligation) in connection with the transactions contemplated by this Agreement.

      4.7 Sufficiency of Funds. Buyer has sufficient funds available to it to consummate the transactions contemplated by this Agreement.

      4.8 Access to Information. Buyer is familiar with the business and affairs of the Company and has preexisting business relationships with officers and directors of the Company and has heretofore discussed the Company and its plans, operations and financial condition with one or more of such persons. Buyer has had access to and has carefully reviewed all information that it deems necessary and appropriate to enable it to evaluate the financial risk involved in making an investment in the Shares.

      5. Miscellaneous.

      5.1 This Agreement shall be binding on, and shall inure to the benefit of, the parties to it and their respective heirs, legal representatives, successors and assigns.

      5.2 If any legal action or any arbitration or other proceeding is brought hereunder the prevailing party shall be entitled to recover reasonable attorneys' fees and other costs incurred in that action or proceeding, in addition to any other relief to which it may be entitled.

      5.3 This Agreement shall be construed in accordance with, and governed by, the laws of the State of New York.

      IN WITNESS WHEREOF, the parties to this Agreement hereto have duly authorized this Agreement on the day and year first above written.

                                          "SELLER"


                                          /s/ Tan Siekmann
                                          ----------------------------------
                                          Tan Siekmann


                                          "BUYER"


                                          /s/ Stefan Schraps
                                          ----------------------------------
                                          Stefan Schraps









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